SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – May 9, 2014

Petrobras announces today its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International
Accounting Standards Board – IASB (A free translation from the original in Portuguese).

Consolidated net income attributable to the shareholders of Petrobras reached R$ 5,393 million in the 1Q-2014.  Adjusted EBITDA reached R$ 14,349 million in the 1Q-2014.

Highlights

R$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)

6,281	(14)	Consolidated net income attributable to the shareholders of Petrobras	5,393	7,693	(30)
2,534	−	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,531	2,552	(1)
15,553	(8)	Adjusted EBITDA	14,349	16,231	(12)
214,688	(7)	Market capitalization (Parent Company)	199,739	228,203	(12)

The Company reported 1Q-2014 earnings of R$ 5,393 million and the following highlights:

•           Lower domestic crude oil and NGL production (a 2% decrease, 38 thousand barrels/day) compared with 4Q-2013 resulting from the demobilization of FPSO – Brazil (Roncador) and to the stoppage of P-20 platform (Marlim). The Company reached a record level of average monthly production at the pre-salt layer in March of 395 thousand bpd.

•           Production start-up of new systems: P-58 and the successful connection of well 9-SPS-77A well to FPSO Cid. São Paulo (Sapinhoá), through a pioneering system RSB (Riser Support Buoy - Riser Supported by a submerged Buoy).

•           Higher feedstock processed (a 1% increase, 19 thousand barrels/day) compared to the 4Q-2013, with a crude oil processing record in March and increased domestic oil product production, which reduced the share of oil product imports in our sales mix.

•           Issuance of Global Notes in the amount of EUR 3.0 billion and £ 0.6 billion (equivalent to US$ 5.1 billion); and US$ 8.5 billion, to finance our Business and Management Plan.

•           8,298 employees enrolled in our Voluntary Separation Incentive Plan (PIDV) and the R$ 2,396 million expected to be paid were recognized as other operating expenses.

•           On April 25 the Company paid the first and only installment of our dividend distribution for 2013 of R$ 0.53808 per common share and R$ 0.99757 per preferred share, paid in the form of interest on capital. Amounts were restated and indexed to the Selic interest rate.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Our net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes in the first quarter of 2014 was R$ 7.6 billion, up 8% on the fourth quarter of 2013. This increase is explained by higher prices of oil products, due to the diesel and gasoline increases that took place in November 2013, and by the lower share of imported oil products in the domestic market sales. There was an increase in operating expenses due to the extraordinary provision of R$ 2.4 billion related to the Voluntary Separation Incentive Plan (PIDV).

The consolidated net income attributable to the shareholders of Petrobras was R$ 5.4 billion, down 14% on the previous quarter (R$ 6.3 billion), mainly due to the tax benefit of R$ 3.2 billion related to the provision of interest on capital that took place in the 4Q-2013. The provision of PIDV also resulted on an impact of R$ 1.6 billion in the net income of the 1Q-2014.

Our average oil and NGL production in Brazil was 1,922 th. bpd in the 1Q-2014, down 1.9% on 4Q-2013, impacted by the decommissioning of FPSO-Brasil (Roncador field) and by the production halt in  the P-20 platform (Marlim field) for 103 days because of damages caused by a fire that affected its chemicals system in December 2013. P-20 platform returned into operation on April 7.

We highlight that, on March 17, we had the first oil from P-58 (Whales Park) whose current production is 50 th. bpd via three wells. Also in March, average oil production of the pre-salt fields reached a monthly record of 395 th. bpd. On March 19, we reached a new daily record of 420 th. bpd. It is important to underscore that this record was broken again, first on April 15, with 428 th. bpd, and then on April 18, with 444 th. bpd, due to the ramp-up of P-58 and start-up of the second well in the buoy (Buoyancy Support Riser - BSR1) of FPSO Cidade de São Paulo in Sapinhoá field.

We also highlight the procedures to start-up the first well of P-62 (Roncador field) on this May 9. As for the buoys, the installation of the four units has been completed and the first well of BSR2, interconnected to FPSO Cidade de Paraty (Lula NE field) also started operation on this May 9.

We are confident that we will achieve a production growth target of 7.5% (+/- 1 percentage point) in 2014. In the 3Q-2014, we will have the start-up of P-61/TAD (Papa-Terra field) and FPSO Cidade de Ilhabela (Sapinhoá Norte field). In the 4Q-2014, FPSO Cidade de Mangaratiba will start production at Iracema Sul field. Furthermore, we continue to increase the operational efficiency of our assets: in this 1st quarter, we achieved a gain of 58 thousand bpd in production through PROEF (Campos Basin Operational Efficiency Increase Program), which represents an operational efficiency of 95% in UO-RIO and 77% in UO-BC. Last April, UO-BC reached an efficiency threshold of 81%, the highest value for the past 46 months.

In Refining, total oil products production was 2,124 th. bpd in the 1Q-2014, up 1% on the 4Q-2013. We continue to operate at excellent levels of efficiency, as evidenced by the utilization factor of 96% reached in the 1st quarter and by the 2% drop in refining costs compared to the previous quarter.

In March, we also reached a new monthly oil processing record at our refineries, with average feedstock processed of 2,151 th. bpd, surpassing the previous monthly record of 2,139 th. bpd obtained in July 2013.

In Gas and Power, we offered 89 million m3/day of gas to the market, an increase of 9% compared to 4Q-2013, due to increased thermoelectric demand. Also in March we surpassed, for the first time, the barrier of 100 million m3/day of natural gas delivered to the consumer market, with the supply of 101.1 million m3/day on March 26. Of these, 45 million m3/day were supplied to the thermoelectric market, enabling the generation of 7,163 MW of electricity, approximately 12% of the demand of the Brazilian National Grid.

As for fertilizer production, the Bahia unit (Fafen-BA) reached, last March 31, the production of 34,715 tons of urea, a production record for this month. We also had the start-up of the Ammonium Sulphate plant, located in the Sergipe plant (Fafen-SE) on February 13, with a production capacity of 303 thousand tons/year of this product.

In the International area, we would like to highlight the start-up of the Cascade 6 and Chinook 5 wells, which increased the total production of the Cascade & Chinook field (US) to about 40 th. bpd, far higher than the 12 th. bpd achieved on average in 2013, when it had three production wells. This led to an 8% increase in oil and gas production from our international assets relative to the previous quarter, from 194 th. bpd to 209 th. bpd in the 1Q-2014, and a 33% reduction in the unit lifting cost.

As for the performance of our refineries abroad, total feedstock processed was 165 th. bpd, down 6% on the previous quarter (175 th. bod) due to the scheduled stoppage of the Okinawa refinery in February. The Pasadena refinery continues processing more than 100 th. bpd due to the availability of unconventional oil (tight oil) at competitive prices, coupled with the removal of operational bottlenecks in its facilities. Finally, the unit refining cost abroad fell by 18% from the 4Q-2013 to the 1Q-2014.

One more time, I would like to emphasize the contribution of the most important structuring program. PROCOP (Operating Costs Optimization Program) continues exceeding its goals and producing excellent results: savings in the 1Q-2014 were R$ 2.4 billion, up 42% from the target of R$ 1.7 billion. With a gain of R$ 6.6 billion already realized in 2013 and the identification of new opportunities in various initiatives, the Program now revises its goal, raising it to R$ 37.5 billion between 2013 and 2016. For 2014, the goal is R$ 7.3 billion.

Now PROCOP extends its scope to include the International Area. Initiatives incorporate Petrobras’ operating assets in eight countries, Argentina, Bolivia, Chile, Uruguay, Paraguay, Colombia, United States and Japan, in the oil and natural gas production, refining and distribution segments.

The Company continues to have broad access to the sources of funding necessary for the development of its Business and Management Plan. In the 1Q-2014, we raised R$ 53.9 billion, mainly by issuing bonds in the U.S. and European markets, which allowed us to end the quarter with strong liquidity of R$ 78.5 billion in cash, considering the balance of cash, cash equivalents and government bonds. These resources are sufficient to finance investments in 2014, which will bring us, already in the coming months, increased operating cash flow as a result of increased oil and gas production and less dependence on imports of oil products, with the start-up of RNEST, in addition to achieving the gradual convergence of prices in Brazil with international benchmarks.

As for debt ratios, leverage remained at 39%. The Net Debt/EBITDA ratio increased from 3.52x in the 4Q-2013 to 4.00x in the 1Q-2014 and the main reason is the effect of provisioning for the PIDV, which reduced the EBITDA by R$ 2.4 billion. The calculation of this debt ratio considers the annualized EBITDA, thus bringing a significant impact on this quarter.

I would like to register, once again, the commitment of Petrobras Executive Board and of its employees with ethics and transparency at our organization, as expressed when we launched in the 2nd half of 2013, the Corruption Prevention Program. All the allegations presented are and will continue to be investigated through the mechanisms created for this specific purpose.

Finally, I would like to share with our shareholders and investors the results achieved so far with our Voluntary Separation Incentive Plan. 8,298 employees have enrolled, representing 12.4% of the company’s total workforce.

Fifty-five percent of the separations are expected to occur in 2014. Cost reduction is significant and should reach the conservative estimate of R$ 13.0 billion from 2014 to 2018. We estimate that the cost of the referred to incentive will be compensated within an average time of 9 months after the departure of each professional.

The Voluntary Separation Incentive Plan was developed to adjust the company’s workforce to the challenges of the 2014-2018 Business and Management Plan and to the targets of PROCOP - Operating Costs Optimization Program.  At the same time the Plan reconciles the necessary retention of knowledge, which is essential to growth and the safe and sustainable operational continuity of the company. It should also be noted that the PIDV met the expectations of thousands of company employees.

This program - PIDV - is another example of our commitment to the relentless pursuit of increased efficiency, productivity and capital discipline that will lead us to better results and to the creation of value for our shareholders and investors.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)

81,028	1	Sales revenues	81,545	72,535	12
17,015	14	Gross profit	19,454	18,856	3
7,036	8	Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	7,577	10,262	(26)
(3,021)	94	Net finance income (expense)	(174)	1,390	(113)
6,281	(14)	Consolidated net income attributable to the shareholders of Petrobras	5,393	7,693	(30)
0.48	(15)	Basic and diluted earnings per share [1]	0.41	0.59	(31)
214,688	(7)	Market capitalization (Parent Company)	199,739	228,203	(12)

21	3	Gross margin (%)	24	26	(2)
9	−	Operating margin (%) [2]	9	14	(5)
8	(1)	Net margin (%)	7	11	(4)
15,553	(8)	Adjusted EBITDA – R$ million [3]	14,349	16,231	(12)

		Net Income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes by business segment
17,845	(9)	. Exploration & Production	16,246	15,242	7
(8,234)	10	. Refining, Transportation and Marketing	(7,420)	(6,424)	(16)
(332)	290	. Gas & Power	631	1,199	(47)
(44)	(50)	. Biofuel	(66)	(67)	1
579	31	. Distribution	757	1,084	(30)
264	72	. International	454	1,198	(62)
(2,513)	(34)	. Corporate	(3,379)	(2,663)	(27)

35,153	(41)	Capital expenditures and investments	20,584	19,769	4

109.27	(1)	Brent crude (US$/bbl)	108.22	112.55	(4)
2.27	4	Average commercial selling rate for U.S. dollar	2.37	2.00	19
2.34	(3)	Period-end commercial selling rate for U.S. dollar	2.26	2.01	12
9.52	1	Selic interest rate - average (%)	10.40	7.13	3

		Average price indicators
215.33	6	Domestic basic oil products price (R$/bbl)	227.46	203.74	12
		Sales price - Brazil
96.92	1	. Crude oil (U.S. dollars/bbl) [4]	98.02	102.91	(5)
45.08	5	. Natural gas (U.S. dollars/bbl)	47.33	48.58	(3)
		Sales price - International
86.43	(3)	. Crude oil (U.S. dollars/bbl)	84.18	94.26	(11)
21.70	7	. Natural gas (U.S. dollars/bbl)	23.28	23.02	1

[1] [2]  [3]  [4]

1Basic and diluted earnings per share calculated based on the weighted average number of shares.
2Calculated based on net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes.
3EBITDA + share of profit of equity-accounted investments and impairment.
4Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2014 x 4Q-2013 Results:

Gross Profit

Gross profit increased 14% (R$ 2,439 million), mainly due to:

➢ Sales revenues of R$ 81,545 million, 1% higher compared to the 4Q-2013, as a result of the full impact in the 1Q-2014 of the diesel and gasoline price adjustments of November 2013, as well as higher prices of electricity, driven by an increased in the levels of the differences settlement price (PLD). Such effects were partially offset by decreased domestic demand, mainly of diesel, gasoline and LPG, lower crude oil exports (19%), reflecting lower production and higher feedstock processed, and lower volumes of trading operations.

➢ Costs of sales of R$ 62,091 million, 3% lower compared to the 4Q-2013 due to the lower share of oil product imports in our sales mix, reflecting a 2% decrease on domestic sales volumes and higher domestic oil products production, as well as lower volumes of trading operations, partially offset by foreign currency depreciation.

Income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes

Income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes increased by 8% (R$ 541 million), reflecting a higher gross profit, partially offset by the R$ 2,396 million impact of our Voluntary Separation Incentive Plan and lower gains on disposal of assets.

Net finance income (expense)

Decrease of R$ 2.847 million on net finance expense, due to the foreign currency appreciation of 3.4% (5.0% foreign currency depreciation in the 4Q-2013) over our net foreign currency exposure, as well as higher income with financial investments, due to an increase in the average balance of resources invested, and to decreased finance expenses due to the impact of adhering to the Federal Tax Settlement Program (REFIS) in the 4Q-2013.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 5,393 million, 14% lower as compared to the 4Q-2013, due to the higher income tax expenses (R$ 1,803 million), affected by the tax benefit from the deduction of interest on capital of R$ 3,162 million in the 4Q-2013, partially offset by increased net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes and by decreased net finance expense.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2014 x 1Q-2013 Results:

Gross Profit

Gross profit increased 3%, mainly due to:

➢ Sales revenues of R$ 81,545 million, 12% higher compared to the 1Q-2013, due to:

•   Higher oil product prices in the domestic market resulting from adjustments in gasoline and diesel prices in 2013, higher electricity and natural gas prices and impact of foreign currency depreciation (19%) on oil product prices that are adjusted to reflect international prices and on exports;

•   A 3% increase in domestic oil product demand, mainly of diesel (3%), gasoline (4%) and jet fuel (6%), offset by lower crude oil export volumes (9%) and lower oil product exports (10%), mainly of fuel oil.

➢ Cost of sales of R$ 62,091 million, 16% higher compared to the 1Q-2013, due to:

•   A 3% increase in domestic sales volumes of oil products, mainly met by imports, and higher natural gas import volumes to meet demand and to replace domestic gas, due to the lower availability in the period; and

•   The impact of the depreciation of the Real (19%) on imports and production taxes.

Income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes

Income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes reached               R$ 7,577  million, a 26% decrease compared to the 1Q-2013, due to a R$ 2,396 million impact of our Voluntary Separation Incentive Plan, partially offset by a higher gross profit and by gains on disposal of assets of R$ 731 million, mainly of Brasil PCH.

Net finance income (expense)

Net finance expense was R$ 174  million (finance income of R$ 1,390 million in the 1Q-2013), due to lower foreign exchange and inflation indexation charges (R$ 985 million) over a reduced foreign exchange exposure, driven by the extension of our hedge accounting policy from May 2013 on. Net finance expense was also increased due to a higher debt.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 5,393  million, a 30% decrease compared to the 1Q-2013, reflecting lower income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes and a decrease in our net finance income (expense), partially offset by lower income tax expenses.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

Our segment results include transactions carried out with third parties and transactions between business areas, which are priced at internal transfer prices defined between the areas using methods based on market parameters.

EXPLORATION & PRODUCTION

		(R$ million)	Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Net Income	2014	2013	2014 x 2013 (%)

11,733	(9)		10,654	9,958	7

(1Q-2014 x 4Q-2013): Net income decreased due to the lower crude oil and NGL production (2%) and to the impact of our Voluntary Separation Incentive Plan (PIDV), partially offset by higher domestic crude oil sales/transfer prices.

The spread between the average domestic oil price (sale/transfer) and the average Brent price decreased from U.S.$ 12.35/bbl in the 4Q-2013 to U.S.$10.20/bbl in the 1Q-2014.

(1Q-2014 x 1Q-2013): Net income increased due to higher domestic crude oil prices (sale/transfer) and increased crude oil and NGL production (1%), partially offset by higher production taxes, higher employee compensation costs and higher freight costs for oil platforms resulting from the start-up of new systems, as well as higher write-offs of dry or sub-commercial wells and the impact of our Voluntary Separation Incentive Plan (PIDV).

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$9.64/bbl in the 1Q-2013 to US$10.20/bbl in the 1Q-2014.

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Exploration & Production - Brazil (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

1,960	(2)	Crude oil and NGLs	1,922	1,910	1
380	5	Natural gas [5]	400	400	−
2,340	(1)	Total	2,322	2,310	1

(1Q-2014 x 4Q-2013): Crude oil and NGL production decreased by 2% due to the demobilization of FPSO-Brasil (Roncador), to the stoppage of platform P-20 (Marlim) and to the termination of a joint venture between Petrobras and Shell for the production at Parque das Conchas with FPSO-Espírito Santo.

Natural gas production increased by 5% due to the increased production of FPSOs Cidade de São Paulo (Sapinhoá) and Cidade de Paraty (Piloto Lula NE) and to the scheduled stoppage of Mexilhão platform in the 4Q-2013.

(1Q-2014 x 1Q-2013): Crude oil and NGL production increased by 1% in the 1Q-2014 due to the production start-up of FPSOs Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá) and of the Production Stationary Units Papa-Terra P-63, Roncador P-55 and Jubarte P-58. Such increase was partially offset by the natural decline of fields and by the events of FPSO-Brasil, P-20 and Parque das Conchas.

Natural gas production remained flat in the period.

(*) [5]

* Not reviewed by independent auditor.

5Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Lifting Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

		U.S.$/barrel:
14.33	(1)	Excluding production taxes	14.15	14.76	(4)
33.10	−	Including production taxes	33.00	33.56	(2)

		R$/barrel:
32.66	1	Excluding production taxes	33.14	29.49	12
75.70	2	Including production taxes	76.86	67.08	15

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(1Q-2014 x 4Q-2013): Lifting cost excluding production taxes in U.S.$/barrel decreased by 1%. Excluding the impact of foreign currency effects it remained flat compared with the previous quarter.

(1Q-2014 x 1Q-2013): Lifting cost excluding production taxes in U.S.$/barrel decreased by 4%. Excluding the impact of foreign currency effects it increased by 6% due to the production start-up of FPSOs Cidade de Paraty (Lula NE Pilot), Dynamic Producer (Lula Central) and Cidade de São Vicente (Lula Extremo Sul), and of the Production Stationary Units Papa-Terra P-63 and Roncador P-55, with higher start-up costs per unit, as well as to an increase in employee compensation costs arising from the 2013 Collective Bargaining Agreement.

Lifting Cost - Including production taxes – U.S.$/barrel

(1Q-2014 x 4Q-2013): Excluding the impact of foreign currency effects, lifting cost including production taxes, in U.S.$/barrel, remained flat. Production taxes remained flat in the period, because the decreased average reference price of domestic oil in U.S. dollars, adjusted to reflect international prices, was offset by higher production in new fields subject to special participation charges (Lula and Baúna).

(1Q-2014 x 1Q-2013): Excluding the impact of foreign currency effects, lifting cost including production taxes, in U.S.$/barrel, increased by 3% due to the higher lifting cost mentioned above. Production taxes remained flat in the period due to the higher levels of special participation charges in Lula, Baúna, Roncador and Marlim Leste fields resulting from an increase in production levels when compared to the 1Q-2013, which were offset by the lower average reference price for domestic oil in U.S. dollars, adjusted to reflect international prices.

   (*)

* Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

		(R$ million)	Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Net Income	2014	2013	2014 x 2013 (%)

(5,469)	12		(4,808)	(4,249)	(13)

(1Q-2014 x 4Q-2013): The improved net income (loss) was due to the diesel (8%) and gasoline (4%) price adjustments in the domestic market in November 2013, which fully impacted the 1Q-2014 and to the lower share of oil product imports on the sales mix, partially offset by higher crude oil acquisition/transfer costs and by the effect of our Voluntary Separation Incentive Plan (PIDV).

(1Q-2014 x 1Q-2013): Net losses were higher in the 1Q-2014 due to increased crude oil acquisition/transfer costs and to the effect of our Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by higher oil product prices, mainly reflecting diesel and gasoline price adjustments.

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

354	1	Crude oil imports	359	484	(26)
426	−	Oil product imports	424	376	13
780	−	Imports of crude oil and oil products	783	860	(9)
242	(19)	Crude oil exports [6]	195	215	(9)
160	7	Oil product exports	171	191	(10)
402	(9)	Exports of crude oil and oil products	366	406	(10)
(378)	(10)	Exports (imports) net of crude oil and oil products	(417)	(454)	8
2	−	Other exports	3	4	(25)

(1Q-2014 x 4Q-2013): Lower crude oil exports due to a decrease in production. Higher oil product exports, mainly of fuel oil.

(1Q-2014 x 1Q-2013): Crude oil imports were lower in the 1Q-2014, due to an increase in the 1Q-2013 as a result of planning for a pipeline and hydrotreating unit stoppages in São Paulo, which did not occur in the 1Q-2014.

Oil product imports were higher in the 1Q-2014 to meet domestic demand.

Crude oil exports were lower in the 1Q-2014 due to a lower availability of crude oil to export due to the need to achieve the established levels of operational inventory and inventory coverage in new producing properties. Lower oil product exports, mainly of fuel oil.

(*) [6]

*Not reviewed by independent auditor.

6 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Refining Operations (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

2,105	1	Output of oil products	2,124	2,127	−
2,102	−	Reference feedstock [7]	2,102	2,079	1
95	1	Refining plants utilization factor (%) [8]	96	98	(2)
1,994	1	Feedstock processed (excluding NGL) - Brazil [9]	2,017	2,038	(1)
2,039	1	Feedstock processed - Brazil [10]	2,058	2,083	(1)
83	−	Domestic crude oil as % of total feedstock processed	83	83	−

(1Q-2014 x 4Q-2013): The daily feedstock processed increased by 1% due to stoppages at REPAR and of the distillation unit of REVAP, both in the 4Q-2013, partially offset by a scheduled stoppage at REPLAN in the 1Q-2014.

(1Q-2014 x 1Q-2013): The 1% decrease in daily feedstock processed is attributable to a scheduled stoppage of the distillation unit at Replan.

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Refining Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

2.88	(5)	Refining cost (U.S.$/barrel)	2.75	3.14	(12)

6.62	(2)	Refining cost (R$/barrel)	6.48	6.24	4

(1Q-2014 x 4Q-2013): Refining cost in US$/barrel decreased by 5%. Refining cost in R$/barrel decreased by 2%, due to lower employee compensation costs as a result of the actuarial review of pension benefits liabilities.

(1Q-2014 x 1Q-2013): Refining cost, in US$/barrel, decreased by 12%. Refining cost, in R$/barrel, increased by 4%, due to higher employee compensation costs arising from the 2013 Collective Bargaining Agreement and lower feedstock processed.

(*) [7]  [8] [9] [10]

*Not reviewed by independent auditor.
7Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.
8Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.
9Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed. As from 4Q-2013, this indicator has been included, since it is factored into the calculation of the Refining Plants Utilization Factor.
10Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL HIGHLIGHTS

GAS & POWER

		(R$ million)	Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Net Income	2014	2013	2014 x 2013 (%)

(6)	-		515	878	(41)

(1Q-2014 x 4Q-2013): Net income was higher as a result of higher electricity generation and average electricity prices, mainly driven by an increase in the differences settlement price; and also as a result of a gain on disposal of our interest in Brasil PCH S.A. (R$ 646 million), partially offset by higher LNG and natural gas imports to meet thermoelectric demand and by the effect of our Voluntary Separation Incentive Plan (PIDV).

(1Q-2014 x 1Q-2013): Net income decreased due to higher LNG and natural gas import costs to meet demand and to supply the lower availability of domestic gas, and to the effect of our Voluntary Separation Incentive Plan (PIDV), partially offset by higher average electricity prices as a result of an increase in the differences settlement price, mainly attributable to lower water reservoir levels of hydroelectric power plants located in Brazil (driven by low rainfall).

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Physical and Financial Indicators (*)	2014	2013	2014 x 2013 (%)

2,147	(42)	Sales of electricity (contracts) - average MW	1,252	1,864	(33)
2,866	44	Generation of electricity - average MW	4,117	5,120	(20)
292	123	Differences settlement price - R$/MWh [11]	651	325	100
88	35	Imports of LNG (Mbbl/d)	119	99	20
199	3	Imports of natural gas (Mbbl/d)	204	198	3

(1Q-2014 x 4Q-2013): The 42% decrease on electricity sales volumes is attributable to a lower demand in the spot market, as a result of an increase in the differences settlement price.

The 44% increase of electricity generation and the 123% increase in the differences settlement price is a result of lower water reservoir levels compared to the historical average, mainly in the Southeast of Brazil.

The 35% increase in LNG import volumes and the 3% increase in natural gas imports from Bolivia are attributable to increased thermoelectric demand.

(1Q-2014 x 1Q-2013): Electricity sales volumes were 33% lower, mainly in the spot market, resulting from a higher differences settlement price.

The 20% decrease in electricity generation is attributable to a lower thermoelectric dispatch in January 2014 (demand from the National Electricity Network Operator), to maintenance stoppages in thermoelectric plants (403 average MW), termination of the lease contract for UTE Araucária (349 average MW) and interruption of the natural gas supply contract for UTE Cuiabá in January (180 average MW).

Lower rainfall levels in the period caused a 100% increase in the differences settlement price.

The 20% increase in LNG import volumes and the 3% increase in natural gas imports from Bolivia result from a lower availability of domestic natural gas in the 1Q-2014.

(*) [11]

*Not reviewed by independent auditor.

11Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

		(R$ million)	Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Net Income	2014	2013	2014 x 2013 (%)

(36)	(108)		(75)	(48)	(56)

(1Q-2014 x 4Q-2013): Net losses were higher as a result of lower average trade margins of biodiesel and of share of losses of ethanol and biodiesel investments.	(1Q-2014 x 1Q-2013): Biofuel net losses were higher, resulting from lower biodiesel average sales prices (8%) and by share of losses of ethanol and biodiesel investments.

DISTRIBUTION

		(R$ million)	Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Net Income	2014	2013	2014 x 2013 (%)

360	34		484	709	(32)

(1Q-2014 x 4Q-2013): Net income was higher due to an increase in average fuel trade margins (15%) as a result of a diesel price increase and to the higher thermoelectric dispatch, partially offset by the effect of our Voluntary Separation Incentive Plan (PIDV) and lower sales volumes (3%).

(1Q-2014 x 1Q-2013): The decrease in net income is attributable to the effect of our Voluntary Separation Incentive Plan (PIDV) and lower average trade margins (6%), partially offset by higher sales volumes (5%).

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Market Share (*)	2014	2013	2014 x 2013 (%)

37.4%	1		38.1%	38.8%	(1)

(1Q-2014 x 4Q-2013): Our Market Share increased as a result of our market share recovery plan and of higher sales to thermoelectric plans of the National Interconnected System.	(1Q-2014 x 1Q-2013): Sales volumes were higher in the 1Q-2014 but our market share decreased as a result of a lower thermoelectric dispatch to supply the National Interconnected System.

(*)

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

		(R$ million)	Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Net Income	2014	2013	2014 x 2013 (%)

640	18		753	732	3

(1Q-2014 x 4Q-2013): Net income was higher as a result of an increase in E&P production in the United States attributable to the production start-up of new wells in Cascade and Chinook. Oil and gas exploration costs were also lower.

(1Q-2014 x 1Q-2013): Tax credits recognized in the Netherlands and the production start-up of new wells in the United States offset the lower income from E&P in Africa as a result of the disposal of 50% of our assets in June 2013.

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Exploration & Production-International (Mbbl/d)12(*)	2014	2013	2014 x 2013 (%)

		Consolidated international production
73	19	Crude oil and NGLs	87	143	(39)
89	2	Natural gas	91	93	(2)
162	10	Total	178	236	(25)
32	(3)	Non-consolidated international production	31	6	417
194	8	Total international production	209	242	(14)

(1Q-2014 x 4Q-2013): Crude oil and NGL production increased by 19%, mainly in Cascade and Chinook fields in the United States, due to the production start-up of new wells in the 1Q-2014. Production decreased in Argentina as a result of the diposal of our Puesto Hernandez asset.

Natural gas production increased by 2%, mainly in Bolivia, due to the production start-up of new wells in Itaú field in January 2014.

(1Q-2014 x 1Q-2013): The higher production in the United States resulting from the production start-up of new wells in Cascade and Chinook fields in January 2014 partially offset the 39% decrease in crude oil and NGL production, attributable to the disposal of the Puesto Hernandez asset in Argentina in January 2014 and of 50% of our interest in companies in Nigeria in June 2013. The remaining 50% portion of the production in Nigeria has been considered non-consolidated production.

Natural gas production also decreased as a result of the disposal of Coulomb field in September 2013 in the United States.

(*) [12]

(*)Not reviewed by independent auditor.

12 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Lifting Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

11.72	(33)		7.85	8.50	(8)

(1Q-2014 x 4Q-2013): Lifting cost was 33% lower, mainly due to the production start-up of new wells in Cascade and Chinook fields in the United States in January 2014. The disposal of our Puesto Hernández asset in Argentina, which had higher-than-average production costs and the depreciation of the Argentine Peso against the U.S. dollar also had a positive impact.

(1Q-2014 x 1Q-2013): International lifting cost was 8% lower, mainly in Argentina, as a result of the depreciation of the Argentine Peso against the U.S. dollar and of the disposal of our Puesto Hernández asset and also in the United States, resulting from the production start-up of new wells in Cascade and Chinook fields in January 2014. Those effects were partially offset by the disposal of 50% of our interest in companies in Nigeria, which had lower-than-average production costs, when compared to other assets in the international segment.

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Refining Operations - International (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

175	(6)	Total feedstock processed [13]	165	173	(5)
196	(11)	Output of oil products	175	185	(5)
231	−	Reference feedstock [14]	230	231	−
74	(4)	Refining plants utilization factor (%) [15]	70	72	(2)

(1Q-2014 x 4Q-2013): Feedstock processed (6%), output of oil products and capacity utilization factor were lower as a result of a 39-day stoppage in our Japanese refinery in the 1Q-2014.

(1Q-2014 x 1Q-2013): The increase in feedstock processed in our U.S. refinery was higher, resulting from a higher light oil processing availability for local crude oil partially offset the decrease in feedstock processed, output of oil products and capacity utilization factor attributable to a 39-day stoppage in our Japanese refinery in the 1Q-2014.

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)	Refining Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

4.44	(18)		3.66	3.79	(3)

(1Q-2014 x 4Q-2013): Refining cost per unit decreased by 18% resulting from lower storage tank maintenance costs in Japan and of lower costs in Argentina (when expressed in U.S. dollars), attributable to the depreciation of Argentine Peso against U.S. dollar.

(1Q-2014 x 1Q-2013): International refining cost per unit was 3% lower as a result of higher feedstock processed in the United States and lower costs in Argentina (when expressed in U.S. dollars), attributable to the depreciation of the Argentine Peso against the U.S. dollar.

(*) [13]  [14] [15]

(*)Not reviewed by independent auditor.

13Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

14Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.

15Refining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)

1,005	(6)	Diesel	947	921	3
610	(1)	Gasoline	601	580	4
99	11	Fuel oil	110	118	(7)
164	9	Naphtha	178	180	(1)
235	(6)	LPG	222	213	4
108	3	Jet fuel	111	105	6
204	(1)	Others	202	196	3
2,425	(2)	Total oil products	2,371	2,313	3
106	(8)	Ethanol, nitrogen fertilizers, renewables and other products	97	81	20
392	9	Natural gas	427	417	2
2,923	(1)	Total domestic market	2,895	2,811	3
404	(9)	Exports	369	410	(10)
567	(1)	International sales	560	487	15
971	(4)	Total international market	929	897	4
3,894	(2)	Total	3,824	3,708	3

(1Q-2014 x 4Q-2013): Our domestic sales volumes decreased by 1% compared with the 4Q-2013, primarily due to:

•         Diesel (a 6% decrease) – due to the seasonality of diesel demand as a result of lower economic activity in the beginning of the year;

•         Gasoline (a 1% decrease) – due to the seasonality of gasoline demand resulting from the higher available income in the last quarter attributable to Christmas bonuses and from a higher consumption during the year-end holiday season;

•         LPG (a 6% decrease) – due to the higher average temperatures, lower economic activity and vacation season in the 1Q-2014;

•         Fuel oil (a 11% increase) – due to the increased consumption by thermoelectric plants;

•         Naphta (an 9% increase) – as a result of a higher production in the 1Q-2014 and of a scheduled stoppage in Braskem in the 4Q-2013;

•         Natural gas (an 9% increase) – due to the increased consumption by thermoelectric plants.

(1Q-2014 x 1Q-2013): Our domestic sales volumes increased by 3% in the 1Q-2014 compared with the 1Q-2013, primarily due to:

•         Diesel (a 3  % increase) – due to the increase in the retail sector, increased demand in infrastructure construction projects, higher Brazilian diesel-moved light vehicle fleet (van, pick up and SUV), offset by lower thermoelectric consumption;

•         Gasoline (a 4  % increase) – as a result of an increase in the flex-fuel automotive fleet, driven by the higher competitive advantage of gasoline relatively to ethanol in most Brazilian states and of a higher household consumption. These effects were partially offset by the increase of the anhydrous ethanol mandatory content in Type C gasoline (from 20% to 25%).

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary [16]

R$ million
		Jan-Mar
4Q-2013		2014	2013

57,879	Adjusted cash and cash equivalents at the beginning of period [17]	46,257	48,497
(18,529)	Government securities at the beginning of period	(9,085)	(20,869)
39,350	Cash and cash equivalents at the beginning of period [16]	37,172	27,628
10,776	Net cash provided by operating activities	9,415	14,879
(18,420)	Net cash used in investing activities	(20,193)	(16,320)
(32,109)	Investments in operating segments	(20,336)	(18,400)
3,997	Sale of assets (disinvestments)	869	(8)
9,692	Investments in marketable securities	(726)	2,088
(7,644)	(=) Net cash flow	(10,778)	(1,441)
4,553	Net financings	44,001	1,133
12,828	Proceeds from long-term financing	53,907	7,329
(8,275)	Repayments	(9,906)	(6,196)
(2)	Dividends paid to shareholders	−	(1)
63	Non-controlling interest	(109)	(104)
852	Effect of exchange rate changes on cash and cash equivalents	(1,819)	20
37,172	Cash and cash equivalents at the end of period [16]	68,467	27,235
9,085	Government securities at the end of period	10,011	19,027
46,257	Adjusted cash and cash equivalents at the end of period [17]	78,478	46,262

Our principal uses of funds in the 1Q-2014 were for our capital expenditures (R$ 20,336 million). We met these requirements with cash provided by operating activities of R$ 9,415 million and also by net long-term financing of R$ 44,001 million. Our balance of adjusted cash and cash equivalents17increased by R$ 32,221 million in the 1Q-2014.

Net cash provided by operating activities in the 1Q-2014 decreased by 37% when compared to the 1Q-2013 as a result of an increase in our need for working capital (R$ 5,505 million) attributable to a higher balance of trading receivables and an increase in inventory levels.

Proceeds from long-term financing, net of repayments, totaled R$ 44,001 million in the 1Q-2014, a R$ 42,868 million increase when compared to the 1Q-2013. The principal sources of long-term financing were the issuance of notes for a total of US$ 5.1 billion in the European capital market in January and US$ 8.5 billion in the North-American capital market in March.

Our principal uses of funds were for capital expenditures and investments in operating units, which totaled R$ 20,336 million in the 1Q-2014 versus R$ 18,400 million in the 1Q-2013, mainly in E&P, which increased by R$ 2,645 million in the 1Q-2014.

As of March 31, 2014, we had a balance of cash and cash equivalents of R$ 68,467 million, versus R$ 37,172 million as of December 31, 2013. Our adjusted cash and cash equivalents balance increased by 70% from R$ 46,257 million as of December 31, 2013 to R$ 78,478 million as of March 31, 2014.

16 For more details, see the Consolidated Statement of Cash Flows Data on page 21.

17Our adjusted cash and cash equivalents include government bonds with maturities of more than 90 days. This measure is not computed in accordance with International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Mar
	2014	%	2013	%	Δ%

Exploration & Production	13,243	64	10,684	54	24
Refining, Transportation and Marketing	4,985	24	6,881	35	(28)
Gas & Power	1,147	6	696	4	65
International	711	3	1,051	5	(32)
Exploration & Production	548	77	994	95	(45)
Refining, Transportation and Marketing	150	21	34	3	341
Gas & Power	2	−	1	−	100
Distribution	7	1	18	2	(61)
Other	4	1	4	−	−
Distribution	218	1	225	1	(3)
Biofuel	2	−	3	−	(33)
Corporate	278	1	229	1	21
Total capital expenditures and investments	20,584	100	19,769	100	4

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1Q-2014, we invested R$ 20,584 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	03.31.2014	12.31.2013	Δ%

Current debt [18]	21,844	18,782	16
Non-current debt [19]	286,303	249,038	15
Total	308,147	267,820	15
Cash and cash equivalents	68,467	37,172	84
Government securities (maturity of more than 90 days)	10,011	9,085	10
Adjusted cash and cash equivalents	78,478	46,257	70
Net debt [20]	229,669	221,563	4
Net debt/(net debt+shareholders' equity)	39%	39%	−
Total net liabilities [21]	723,537	706,710	2
Capital structure
(Net third parties capital / total net liabilities)	51%	51%	−
Net debt/Adjusted EBITDA ratio	4.00	3.52	14

	U.S.$ million

	03.31.2014	12.31.2013	Δ%

Current debt [18]	9,653	8,017	20
Non-current debt [19]	126,514	106,308	19
Total	136,167	114,325	19
Net debt [20]	101,488	94,579	7

	R$ million

	03.31.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	147,035	138,463	6
Fixed rate debt	160,903	129,148	25
Total	307,938	267,611	15

Reais	60,537	53,465	13
US Dollars	213,528	191,572	11
Euro	24,161	14,987	61
Other currencies	9,712	7,587	28
Total	307,938	267,611	15

2014	16,853	18,744	(10)
2015	15,608	17,017	(8)
2016	29,570	29,731	(1)
2017	27,466	20,331	35
2018	42,036	37,598	12
2019 and thereafter	176,405	144,190	22
Total	307,938	267,611	15

Consolidated net debt increased by 4% when compared to December 31, 2013 as a result of new long-term financing, partially offset by a 3.4% impact from the appreciation of the Real against the U.S. dollar.

[18] [19] [20] [21] Nota de rodapé, favor não apagar.

18Includes Capital lease obligations (R$ 41 million on March 31, 2014 and R$ 38 million on December 31, 2013).

19Includes Capital lease obligations (R$ 168 million on March 31, 2014 and R$ 171 million on December 31, 2013).
20Ournet debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.
21Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated22

R$ million
		Jan-Mar
4Q-2013		2014	2013

81,028	Sales revenues	81,545	72,535
(64,013)	Cost of sales	(62,091)	(53,679)
17,015	Gross profit	19,454	18,856
(2,892)	Selling expenses	(2,725)	(2,294)
(2,888)	General and administrative expenses	(2,560)	(2,471)
(1,742)	Exploration costs	(1,525)	(1,282)
(570)	Research and development expenses	(592)	(673)
(1,030)	Other taxes	(327)	(223)
(857)	Other operating income and expenses, net	(4,148)	(1,651)
(9,979)		(11,877)	(8,594)
7,036	Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	7,577	10,262
825	Finance income	1,042	972
(2,076)	Finance expense	(1,848)	(1,199)
(1,770)	Foreign exchange and inflation indexation charges	632	1,617
(3,021)	Net finance income (expense)	(174)	1,390
56	Share of profit of equity-accounted investments	522	156
(225)	Profit-sharing	(336)	(413)
3,846	Net income before income taxes	7,589	11,395
2,105	Income taxes	(1,803)	(3,560)
5,951	Net income	5,786	7,835
	Net income (loss) attributable to:
6,281	Shareholders of Petrobras	5,393	7,693
(330)	Non-controlling interests	393	142
5,951		5,786	7,835

22As from the 1Q-2014, a line item for profit sharing benefits has been disclosed, as it is done for our annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	03.31.2014	12.31.2013

Current assets	159,665	123,351
Cash and cash equivalents	68,467	37,172
Marketable securities	10,026	9,101
Trade and other receivables, net	24,041	22,652
Inventories	35,260	33,324
Recoverable taxes	11,610	11,646
Assets classified as held for sale	5,442	5,638
Other current assets	4,819	3,818

Non-current assets	642,350	629,616
Long-term receivables	45,839	44,000
Trade and other receivables, net	11,520	10,616
Marketable securities	295	307
Judicial deposits	6,108	5,866
Deferred taxes	2,687	2,647
Other tax assets	13,182	12,603
Advances to suppliers	7,272	7,566
Other non-current assets	4,775	4,395
Investments	15,619	15,615
Property, plant and equipment	544,914	533,880
Intangible assets	35,978	36,121
Total assets	802,015	752,967

LIABILITIES	R$ million

	03.31.2014	12.31.2013

Current liabilities	83,746	82,525
Trade payables	26,905	27,922
Current debt	21,844	18,782
Taxes payable	10,827	11,597
Dividends payable	9,527	9,301
Employee compensation (payroll, profit-sharing and related charges)	6,362	4,806
Pension and medical benefits	2,008	1,912
Liabilities associated with assets classified as held for sale	1,146	2,514
Other current liabilities	5,127	5,691
Non-current liabilities	362,499	321,108
Non-current debt	286,303	249,038
Deferred taxes	25,624	23,206
Pension and medical benefits	28,125	27,541
Provision for decommissioning costs	16,535	16,709
Provisions for legal proceedings	3,083	2,918
Other non-current liabilities	2,829	1,696
Shareholders' equity	355,770	349,334
Share capital	205,411	205,411
Profit reserves and others	149,080	142,529
Non-controlling interests	1,279	1,394
Total liabilities and shareholders' equity	802,015	752,967

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

		Jan-Mar
4Q-2013		2014	2013

6,281	Net income attributable to the shareholders of Petrobras	5,393	7,693
4,495	(+) Adjustments for:	4,022	7,186
7,504	Depreciation, depletion and amortization	7,123	6,382
2,636	Foreign exchange and inflation indexation and finance charges	1,417	(1,053)
(330)	Non-controlling interests	393	142
(56)	Share of profit of equity-accounted investments	(522)	(156)
(2,134)	Sales/offsets of assets	(584)	(29)
(6,875)	Deferred income taxes, net	682	2,122
1,254	Exploration expenditures writen-off	1,057	607
1,671	Impairment	276	147
1,380	Pension and medical benefits (actuarial expense)	1,041	1,402
200	Inventories	(2,470)	(2,324)
(3,283)	Trade and other receivables, net	(2,549)	374
1,742	Trade payables	(487)	400
(590)	Pension and medical benefits	(335)	(298)
3,426	Taxes payable	(1,274)	(431)
(2,050)	Other assets and liabilities	254	(99)
10,776	(=) Net cash provided by (used in) operating activities	9,415	14,879
(18,420)	(-) Net cash provided by (used in) investing activities	(20,193)	(16,320)
(32,109)	Investments in operating segments	(20,336)	(18,416)
3,997	Sale of assets (disinvestments)	869	8
9,692	Investments in marketable securities	(726)	2,088
(7,644)	(=) Net cash flow	(10,778)	(1,441)
4,614	(-) Net cash provided by (used in) financing activities	43,892	1,028
12,828	Proceeds from long-term financing	53,907	7,329
(6,272)	Repayment of principal	(6,135)	(3,072)
(2,003)	Repayment of interest	(3,771)	(3,124)
(2)	Dividends paid	−	(1)
63	Non-controlling interest	(109)	(104)
852	(+) Effect of exchange rate changes on cash and cash equivalents	(1,819)	20
(2,178)	(=) Net increase (decrease) in cash and cash equivalents in the period	31,295	(393)
39,350	Cash and cash equivalents at the beginning of period	37,172	27,628
37,172	Cash and cash equivalents at the end of period	68,467	27,235

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION [23]

Consolidated Income Statement by Segment – 1Q 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	39,573	64,146	9,552	115	23,499	8,321	−	(63,661)	81,545
Intersegments	39,382	22,165	837	110	670	497	−	(63,661)	−
Third parties	191	41,981	8,715	5	22,829	7,824	−	−	81,545
Cost of sales	(19,678)	(68,944)	(8,482)	(132)	(21,485)	(7,262)	−	63,892	(62,091)
Gross profit (loss)	19,895	(4,798)	1,070	(17)	2,014	1,059	−	231	19,454
Expenses	(3,649)	(2,622)	(439)	(49)	(1,257)	(605)	(3,379)	123	(11,877)
Selling, general and administrative expenses	(210)	(1,734)	(689)	(30)	(1,091)	(425)	(1,224)	118	(5,285)
Exploration costs	(1,476)	−	−	−	−	(49)	−	−	(1,525)
Research and development expenses	(313)	(98)	(41)	(6)	(1)	(1)	(132)	−	(592)
Other taxes	(31)	(37)	(68)	(1)	(12)	(55)	(123)	−	(327)
Other operating income and expenses, net	(1,619)	(753)	359	(12)	(153)	(75)	(1,900)	5	(4,148)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	16,246	(7,420)	631	(66)	757	454	(3,379)	354	7,577
Net finance income (expense)	−	−	−	−	−	−	(174)	−	(174)
Share of profit of equity-accounted investments	7	146	127	(31)	−	269	4	−	522
Profit-sharing	(118)	(92)	(12)	(1)	(23)	(6)	(84)	−	(336)
Net income (loss) before income taxes	16,135	(7,366)	746	(98)	734	717	(3,633)	354	7,589
Income taxes	(5,483)	2,555	(211)	23	(250)	103	1,582	(122)	(1,803)
Net income (loss)	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786
Net income (loss) attributable to:
Shareholders of Petrobras	10,654	(4,808)	515	(75)	484	753	(2,362)	232	5,393
Non-controlling interests	(2)	(3)	20	−	−	67	311	−	393
	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786

Consolidated Income Statement by Segment – 1Q 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	34,692	57,142	8,149	221	20,680	8,679	−	(57,028)	72,535
Intersegments	34,232	19,594	707	212	582	1,701	−	(57,028)	−
Third parties	460	37,548	7,442	9	20,098	6,978	−	−	72,535
Cost of sales	(17,429)	(61,579)	(6,482)	(241)	(18,635)	(6,933)	−	57,620	(53,679)
Gross profit (loss)	17,263	(4,437)	1,667	(20)	2,045	1,746	−	592	18,856
Expenses	(2,021)	(1,987)	(468)	(47)	(961)	(548)	(2,663)	101	(8,594)
Selling, general and administrative expenses	(230)	(1,614)	(431)	(31)	(1,008)	(420)	(1,128)	97	(4,765)
Exploration costs	(1,238)	−	−	−	−	(44)	−	−	(1,282)
Research and development expenses	(370)	(101)	(38)	(12)	(1)	(2)	(149)	−	(673)
Other taxes	(23)	(46)	(30)	(1)	(14)	(75)	(34)	−	(223)
Other operating income and expenses, net	(160)	(226)	31	(3)	62	(7)	(1,352)	4	(1,651)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	15,242	(6,424)	1,199	(67)	1,084	1,198	(2,663)	693	10,262
Net finance income (expense)	−	−	−	−	−	−	1,390	−	1,390
Share of profit of equity-accounted investments	(2)	58	123	(4)	1	(16)	(4)	−	156
Profit-sharing	(158)	(103)	(16)	−	(11)	(10)	(115)	−	(413)
Net income (loss) before income taxes	15,082	(6,469)	1,306	(71)	1,074	1,172	(1,392)	693	11,395
Income taxes	(5,129)	2,220	(402)	23	(365)	(399)	728	(236)	(3,560)
Net income (loss)	9,953	(4,249)	904	(48)	709	773	(664)	457	7,835
Net income (loss) attributable to:
Shareholders of Petrobras	9,958	(4,249)	878	(48)	709	732	(744)	457	7,693
Non-controlling interests	(5)	−	26	−	−	41	80	−	142
	9,953	(4,249)	904	(48)	709	773	(664)	457	7,835

23As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – 1Q 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Voluntary separation incentive program	(950)	(474)	(114)	(9)	(165)	(39)	(645)	−	(2,396)
Pension and medical benefits	−	−	−	−	−	−	(552)	−	(552)
Unscheduled stoppages and pre-operating expenses	(479)	(10)	(24)	−	−	(8)	(11)	−	(532)
Institutional relations and cultural projects	(39)	(19)	(3)	−	(20)	(3)	(375)	−	(459)
(Losses)/gains on legal, administrative and arbitral proceedings	(38)	(56)	(13)	−	(23)	(19)	(232)	−	(381)
Inventory write-down to net realizable value (market value)	(1)	(167)	(57)	(4)	−	(62)	−	−	(291)
Expenditures on health, safety and environment	(13)	(17)	(5)	−	−	(4)	(44)	−	(83)
Impairment	−	−	−	−	−	15	−	−	15
Government Grants	8	22	37	−	−	−	4	−	71
(Expenditures)/reimbursements from operations in E&P partnerships	171	−	−	−	−	−	−	−	171
(Losses)/gains on disposal of non current assets	(90)	(22)	638	−	2	81	(25)	−	584
Others	(188)	(10)	(100)	1	53	(36)	(20)	5	(295)
	(1,619)	(753)	359	(12)	(153)	(75)	(1,900)	5	(4,148)

Other Operating Income (Expenses) by Segment – 1Q 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(497)	−	(497)
Unscheduled stoppages and pre-operating expenses	(221)	(11)	(64)	−	−	−	(9)	−	(305)
Institutional relations and cultural projects	(18)	(24)	(3)	−	(11)	(5)	(240)	−	(301)
(Losses)/gains on legal, administrative and arbitral proceedings	(23)	2	(1)	−	(18)	(6)	(476)	−	(522)
Inventory write-down to net realizable value (market value)	(2)	(75)	(8)	(6)	−	(56)	−	−	(147)
Expenditures on health, safety and environment	(13)	(55)	(3)	−	−	(11)	(58)	−	(140)
Government Grants	9	18	16	−	−	−	1	−	44
(Expenditures)/reimbursements from operations in E&P partnerships	87	−	−	−	−	(3)	−	−	84
(Losses)/gains on disposal of non current assets	(4)	−	−	−	36	−	(3)	−	29
Others	25	(81)	94	3	55	74	(70)	4	104
	(160)	(226)	31	(3)	62	(7)	(1,352)	4	(1,651)

Consolidated Assets by Segment – 03.31.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	365,120	221,700	69,373	2,793	17,326	40,203	124,491	(38,991)	802,015

Current assets	14,560	45,244	11,867	192	4,938	11,241	84,656	(13,033)	159,665
Non-current assets	350,560	176,456	57,506	2,601	12,388	28,962	39,835	(25,958)	642,350
Long-term receivables	15,252	10,407	4,321	6	6,069	4,587	30,984	(25,787)	45,839
Investments	234	5,637	1,901	2,079	15	5,531	222	−	15,619
Property, plant and equipment	302,933	160,084	50,444	516	5,625	17,589	7,894	(171)	544,914
Operating assets	211,292	82,488	40,112	475	4,114	10,410	3,487	(171)	352,207
Assets under construction	91,641	77,596	10,332	41	1,511	7,179	4,407	−	192,707
Intangible assets	32,141	328	840	−	679	1,255	735	−	35,978

Consolidated Assets by Segment – 12.31.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Assets under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1Q 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786
Net finance income (expense)	−	−	−	−	−	−	174	−	174
Income taxes	5,483	(2,555)	211	(23)	250	(103)	(1,582)	122	1,803
Depreciation, depletion and amortization	4,203	1,560	489	4	98	566	203	−	7,123
EBITDA	20,338	(5,806)	1,235	(94)	832	1,283	(3,256)	354	14,886
Share of profit of equity-accounted investments	(7)	(146)	(127)	31	−	(269)	(4)	−	(522)
Impairment	−	−	−	−	−	(15)	−	−	(15)
Adjusted EBITDA	20,331	(5,952)	1,108	(63)	832	999	(3,260)	354	14,349

 Consolidated Adjusted EBITDA Statement by Segment – 1Q 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	9,953	(4,249)	904	(48)	709	773	(664)	457	7,835
Net finance income (expense)	−	−	−	−	−	−	(1,390)	−	(1,390)
Income taxes	5,129	(2,220)	402	(23)	365	399	(728)	236	3,560
Depreciation, depletion and amortization	3,814	1,240	475	11	92	589	161	−	6,382
EBITDA	18,896	(5,229)	1,781	(60)	1,166	1,761	(2,621)	693	16,387
Share of profit of equity-accounted investments	2	(58)	(123)	4	(1)	16	4	−	(156)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	18,898	(5,287)	1,658	(56)	1,165	1,777	(2,617)	693	16,231

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1Q 2014

Sales revenues	1,868	4,488	286	2,878	15	(1,214)	8,321
Intersegments	853	827	19	1	11	(1,214)	497
Third parties	1,015	3,661	267	2,877	4	−	7,824

Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	425	53	62	98	(159)	(25)	454

Net income (loss) attributable to the shareholders of Petrobras	619	65	76	91	(73)	(25)	753

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1Q 2013

Sales revenues	2,670	4,292	286	2,502	−	(1,071)	8,679
Intersegments	1,557	1,195	17	3	−	(1,071)	1,701
Third parties	1,113	3,097	269	2,499	−	−	6,978
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	1,184	89	15	57	(134)	(13)	1,198
Net income (loss) attributable to the shareholders of Petrobras	815	70	15	51	(206)	(13)	732

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets on March 31, 2014	30,478	5,438	1,246	2,456	6,692	(6,107)	40,203
Total assets on December 31, 2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

APPENDIX

1.        Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

	4Q-2013	1Q-2014	Δ%
Effect of the average cost on the cost of sales (R$ million)	197	486	289

(*) The cost of sales of the 1Q-2014 was more favored by the effect of the average cost of inventories when compared with the previous quarter, considering the changes on international prices and the appreciation of the U.S. dollar against the Real at the moment of inventory formation.

2.        Reconciliation of EBITDA

R$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 X 2013 (%)

5,951	(3)	Net income	5,786	7,835	(26)
3,021	(94)	Net finance income (expense)	174	(1,390)	113
(2,105)	186	Income taxes	1,803	3,560	(49)
7,504	(5)	Depreciation, depletion and amortization	7,123	6,382	12
14,371	4	EBITDA	14,886	16,387	(9)
(56)	(832)	Share of profit of equity-accounted investments	(522)	(156)	(235)
1,238	(101)	Impairment	(15)	-	-
15,553	(8)	Adjusted EBITDA	14,349	16,231	(12)

19	(1)	Adjusted EBITDA margin (%) [24]	18	22	(4)

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of profit of equity-accounted investments and impairment, which provides a better information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies. [24]

24Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.        Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by current taxes paid and payable, was R$  19,118 million.

R$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)
		Economic Contribution - Brazil
11,469	(3)	Domestic Value-Added Tax (ICMS)	11,172	10,181	10
4,032	(11)	PIS/COFINS	3,584	4,392	(18)
(1,929)	200	Income Tax and Social Contribution	1,920	3,178	(40)
2,036	(31)	Others	1,403	1,130	24
15,608	16	Subtotal - Brazil	18,079	18,881	(4)
1,416	(27)	Economic Contribution - International	1,039	1,499	(31)
17,024	12	Total	19,118	20,380	(6)

4.        Production Taxes

R$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)
		Brazil
4,044	2	Royalties	4,125	3,522	17
4,264	(5)	Special participation charges	4,034	3,496	15
40	3	Rental of areas	41	46	(11)
8,348	(2)	Subtotal - Brazil	8,200	7,064	16
226	25	International	282	234	21
8,574	(1)	Total	8,482	7,298	16

(1Q-2014 x 4Q-2013): Production taxes in Reais in Brazil decreased 2% due to lower total production, higher than the 3% increase in the reference price for domestic oil, that reached an average of R$/bbl 226.84 (US$/bbl 95.98) in the 1Q-2014 compared to R$/bbl 220.92 (US$/bbl 97.06) in the 4Q-2013.

(1Q-2014 x 1Q-2013): Production taxes in Reais in Brazil increased 16% due to the 14% increase in the reference price for domestic oil, that reached an average of R$/bbl 226.84 (US$/bbl 95.98) in the 1Q-2014 compared to R$/bbl 198.67 (US$/bbl 99.58) in the 1Q-2013, as well as due to the higher production of larger fields that pay special participation charges.

APPENDIX

5.        Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, for which the main exposure is to the Real relative to the U.S. dollar. As from the mid-May 2013, the Company extended the use of the hedge accounting practice to hedge future exports.

This practice, which is regulated in Brazil by means of Accounting Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, allows companies to reduce impacts to their periodic results caused by exchange rate changes if they generate future cash flows in currencies other than their local currency of similar amounts but opposite directions. For Petrobras, this mechanism initially includes approximately 70% of the total net debt exposed to changes in foreign exchange rate, hedging portions of our exports for a seven-year period.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt expressed in U.S. dollars, will only affect the Company’s profit and loss when the future exports affect our income statement. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On March 31, 2014, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to other currencies generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

ITEMS	R$ million

	03.31.2014	12.31.2013

Assets	29,120	16,853
Liabilities	(188,776)	(150,581)
Derivatives	1,018	741
Hedge Accounting	106,164	95,443
Total	(52,474)	(37,544)

BY CURRENCY	R$ million

	03.31.2014	12.31.2013

U.S. dollars	(20,433)	(17,369)
Euro	(23,588)	(14,065)
Pounds	(6,434)	(4,068)
Peso	(847)	(851)
Yen	(1,172)	(1,191)
Total	(52,474)	(37,544)

6.        Hedge Effect Cash Flow on Exports

R$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 X 2013 (%)

(6,027)	(183)	Total of Monetary and Exchange Variation	4,994	1,617	208
4,578	(185)	Deferred Exchange Variation registered in Shareholders’Equity	(3,892)	-	-
(321)	46	Reclassification from Shareholders’ Equity to Income Statement	(470)	-	-
(1,770)	(135)	Monetary and Exchange Variation, Net	632	1,617	(61)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.